

July 26, 2011

Via E-mail
Mr. Gary Shell
Chief Financial Officer
EMS Technologies
660 Engineering Drive
Norcross, GA 30092

> **Re:** **EMS Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **File No. 0-6072**

Dear Mr. Shell:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Year Ended December 31, 2010 and 2009, page 37

1.	Per the last paragraph on this page, it appears that most, and not simply a portion, of your earnings are being earned in Canada since other jurisdictions incurred losses. Additionally, we note on page 102 that for financial reporting purposes, your US operations had income from continuing operations before income taxes of $0.1 million in 2010. Please expand your MD&A to describe in an overview why your US operations are barely profitable even though your US sales accounted for a majority of your consolidated net sales. Additionally, state how you derive most of your earnings from your Canadian operations and why your other jurisdictions are operating at a loss. Please provide us with the proposed disclosures that you will include in future filings.

Liquidity and Capital Resources, pages 48-49

2.   We note that you believe that *existing cash and cash equivalent balances*, cash provided
        from operations, and borrowings available under your credit agreement will provide
        sufficient liquidity to meet the operating and capital expenditure needs for existing
        operations during the next twelve months. However, we also note that of the $55.9
        million of cash at December 31, 2010, $53.8 million is held by subsidiaries outside of the
        US. You state that "[t]hese undistributed earnings are considered to be permanently
        reinvested and are not available for use in the US." Since you have no significant cash
        for use in the US, please expand to separately discuss your cash flows from continuing
        operations for both the US and foreign operations or tell us why such discussion is not
        useful to investors. Additionally, please state that you need to accrue and pay taxes if
        your foreign cash holdings are repatriated; and that you do not intend to repatriate such
        holdings. Please provide us with the proposed disclosures that you will include in future
        filings to provide the details above.

Cash Equivalents, page 81
Assets and Liabilities Measured at Fair Value on a Recurring Basis, page 90

3.   Please revise your disclosure to describe any geographical concentration in your cash and
        underlying investments of your cash equivalents. Please provide us with the proposed
        disclosures that you will include in future filings.

4.   Please present the quantitative disclosures on fair value measurements for each major
        class of security using a tabular format or tell us why such disclosures are not required.
        Refer to paragraphs 50-8 and 55-61 of ASC 820-10. Additionally, for each class of
        security with fair value measurements under Level 2 or 3:

        •   please include a description of the valuation technique (or multiple valuation
            techniques) used, such as the market approach, income approach, or the cost
            approach, and the inputs used in determining the fair values of each class of assets
            or liabilities

        •   if there has been a change in the valuation technique(s) (for example, changing
            from a market approach to an income approach or the use of an additional
            valuation technique), please disclose that change and the reason for making it.

        Please provide us with the proposed disclosures that you will include in future filings,
        including your Form 10-Q, to provide the details above.

Form 10-Q for the Quarter Ended March 31, 2011

LXE, page 20

5.   In a note to the financial statements concerning your revenue recognition policy, please disclose your channel partners and distributors' rights of return. Please provide us with the proposed disclosures that you will include in future filings.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                Sincerely,

                                /s/ Robert S. Littlepage for

                                Larry Spirgel
                                Assistant Director